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FORM 4          UNITED STATES SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
__ Check this box               Washington, D.C. 20549            OMB Number 3235-0287
if no longer subject                                              Expires: September 30, 1998
to Section 16.  Form                                              Estimated Average burden
4 or form 5 obligations                                           hours per response . . . 0.5
may continue. See
Instruction 1(b).
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             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Field pursuant to Section 16(a) of the Securities Exchange Act of 1934 of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting  2. Issuer Name and Ticker                      6. Relationship of Reporting
   Person*                           or Trading Symbol                              Persons to Issuer (Check
                                     Microleague Multimedia, Inc.                   all applicable)
   The Hearst Corporation            (Nasdaq Small Capitalization:
   (Last)    (First)   (Middle)      MLMI)                                        __Director <checked-box>10%
   959 Eighth Avenue                                                                                  Owner
                                                                                  __Officer (give  __Other
                                                                                     title below)    (specify
                                                                                                      below)


                                   3.IRS or Social Se-   4. Statement for Month/Year
              (Street)               urity Number of
                                     Reporting Person       December, 1997
   New York, New York 10019          (Voluntary)

   (City)     (State)  (Zip)
                                                         5. If Amendment,                7. Individual
                                                            Date of Original                or Joint/
                                                            (Month/Year)                    Group Filing
                                                                                            (Check Appli-
                                                                                            cable Line)
                                                                                            <checked-box>Form
                                                                                            filed by One
                                                                                            Reporting Person
                                                                                            __ Form filed
                                                                                            by More than One
                                                                                            Reporting Person
                         Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security   2.  Trans-     3. Trans-  4. Securities Acquired  5. Amount of  6. Owner-  7. Nature
    (Instr. 3)              action        action     (A) or Disposed of      Securities    ship       of In-
                            Date          Code       (D) (Instr. 3,4 and 5)  Beneficially  Form:      direct
                                          (Instr.8)                          Owned at      Direct     Bene-
                            (Month/                                          at End of     (D) or     ficial
                             Day/      Code    V     Amount  (A) or  Price   Month         Indirect   Owner-
                             Year)                           (D)             (Instr. 3     (I)        ship
                                                                             and 4)        (Instr.4)(Instr.4)



Common Stock,
par value $.01            12/31/97      J(1)           (1)             (1)   892,418           I      By
                                                                                                     Corpor-
                                                                                                     ation

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* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                            (Print or Type Response)

                                                     (SEC 1474 (9-96)

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title 2.Conver- 3.Transac- 4.Transac- 5.Number 6.Date Exer- 7.Title  8.Price  9.Number  10.Owner 11.Na
   of      sion      tion       tion       of Der-  cisable      and      of       of         ship     tur
   Deri-   or Ex-    Date       Code       ivative  and Ex-      Amount   Deriv-   Deriv-     Form     of In-
   vative  ercise    (Month/               Securi-  piration     of       tive     ative      of De-   direct
   Sec-    Price     Day/     (Instr.8)    ties Ac- Date         Under-   Secur-   Secur-     rivative Bene-
   urity   of        Year)                 quired   (Month/      lying    ity      ities      Secu-    ficial
 (Instr.3) Deriv-                          (A) or   Day/         (Instr.  (Instr.  Bene-      ity:     Own-
           ative                           Disposed Year)        3 and 4)  5.      fically    Direct   ership
           Sec-                            of (D)                                  Owned      (D) or
           urity                           (Instr.                                 at End     In-     (Instr.
                                           3,4 and 5)                              of         direct   4)
                                                                                   Month      (I)
                                                                                  (Instr.4)  (Instr.4)
                                                    Date  Expir-
                             Code  V     (A)   (D)  Exer- ation      Amount
                                                   cisable Date     or Number
                                                                    of Shares
                                                                Title

Warrants   $4.75   12/31/97  J(1)         (1)  (1) 6/6/97 6/5/02 Common 100,000  (1)  100,000     1    By
                                                                 Stock                                 Corpo-
                                                                                                       ration






Explanation of Responses:

(1) On December 31, 1997, in connection with an internal reorganization, The Hearst Corporation ("Hearst")
contributed all of the Issuer's Common Stock owned by Hearst to Hearst Communications, Inc., a Delaware corporation and wholly-owned subsidiary of Hearst.

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

                                                                      /S/ Jodie W. King            1/12/98
                                                                    ______________________________ _______
                                                                    **Signature of Reporting Person  Date

                                                                          Vice President
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.
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